Bryan K. Davis Chief Financial Officer	Brookfield Canada Office Properties Brookfield Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3	Tel 212.417.7166 Email bryan.davis@brookfield.com

December 5, 2016

Via EDGAR and email

Jennifer Monick

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, DC 20549

Re:	Brookfield Canada Office Properties
Form 40-F for the fiscal year ended December 31, 2015
Filed March 18, 2016
File No. 001-35391

Form 6-K
Filed August 5, 2016
File No. 001-35391

Dear Ms. Monick:

Thank you for your letter dated November 14, 2016 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Canada Office Properties (the “company”), I am replying to the comments raised by the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the company.

The company responds to your comments (which we have repeated below in italics) as follows:

Form 6-K filed August 5, 2016

Exhibit 99.1

Reconciliation of Adjusted Commercial Property Revenue and Revaluation Gains (Losses), page 32

1.	We have reviewed your response to comment 4. Please revise future filings to clarify why you believe there is a $10 million impact to fair value gains related to the related party lease.

The company acknowledges the Staff’s comment and, in future filings, the company will provide additional disclosures to further clarify the impact of the related party lease on fair value gains included in the Reconciliation of Adjusted Commercial Property Revenue and Revaluation Gains (Losses).

Reconciliation of Net Income to Funds from Operations, page 34

2.	We have reviewed your response to comment 3. Please revise your calculation of FFO in future filings to be consistent with the REALPAC white paper or revise the title of the measure presented.

The company acknowledges the Staff’s comment and, in future filings, the company will present the disclosed measure as “Trust FFO” rather than “FFO”.

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The company, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

/s/ “Bryan Davis”

Bryan K. Davis

Chief Financial Officer

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